CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine months ended September 30, 2011	Year ended December 31, 2010
Pretax income from operations:
Net income	$309.4	$284.6
Add income tax expense (benefit)	(46.1)	8.9
Pretax income from operations	263.3	293.5
Add fixed charges:
Interest expense on corporate debt	58.6	79.3
Interest expense on investment borrowings	27.4	33.9
Interest added to policyholder account balances	212.8	303.9
Portion of rental (a)	9.7	13.0
Fixed charges	308.5	430.1
Adjusted earnings	$571.8	$723.6
Ratio of earnings to fixed charges	1.85X	1.68X
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(a)	Interest portion of rental is estimated to be 33 percent.